AFLAC Incorporated Form 10-K

EXHIBIT 14

CODE OF ETHICS FOR CHIEF EXECUTIVE
AND SENIOR FINANCIAL OFFICERS

This section of the Code sets forth the Company's Code of Ethics for the Chief Executive and Senior Financial Officers ("Code for Senior Officers"). The standards set forth in this section are applicable to all officers, directors, and employees, but have special relevance to the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer ("Senior Officers"). (1)

Compliance with Laws, Rules and Regulations

Senior Officers and all officers, directors and employees are required to comply with the laws, rules and regulations that govern the conduct of our business. In addition, Senior Officers also have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Disclosures

It is Company policy to make full, fair, accurate, timely, and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Senior Officers and all officers, directors, and employees are required to abide by Company standards, policies, and procedures designed to promote compliance with this policy.

Conflicts of Interest

Senior Officers are required to act in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement, or otherwise acting in a manner that creates or appears to create a conflict of interest, Senior Officers must make full disclosure of all facts and circumstances to, and obtain the prior written approval of, the Audit Committee of the Board of Directors.

Reporting Violations and Accountability

Senior Officers must report any suspected violation of this Code for Senior Officers. The Chief Accounting Officer shall report any suspected violations to the Chief Financial Officer or the Chief Executive Officer. The Chief Financial Officer shall report any suspected violations to the Chief Executive Officer. If upon investigation of the facts and circumstances of the suspected violation it is determined that a violation has occurred, the Chief Executive Officer shall report the violation to the Audit Committee of the Board of Directors. Subject to applicable law, violations of this Code for Senior Officers may be subject to disciplinary action, up to and including discharge.

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(1) This Code for Senior Officers is intended to satisfy the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 and the SEC's regulations promulgated pursuant thereto. Amendments to the Code for Senior Officers will be disclosed as required by law or regulations.

EXH 14.1